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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           HORIZON HEALTH CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                  44041Y 10 4
                                 (CUSIP Number)

                              Roger A. Klein, Esq.
                                 Howrey & Simon
                          1299 Pennsylvania Avenue NW
                          Washington, D.C. 20004-2402
                                 (202) 783-0800
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 11, 1997
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 44041Y 10 4                      PAGE 2 OF 10 PAGES EXCLUDING EXHIBITS



-------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON                              Howard B. Finkel
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
 3    SEC USE ONLY



-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (see instructions)*                        OO



-------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



-------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION                       U.S.A.


-------------------------------------------------------------------------------
                               7     SOLE VOTING POWER           663,600

          NUMBER OF
           SHARES              ------------------------------------------------
        BENEFICIALLY           8     SHARED VOTING POWER         -0-
          OWNED BY
            EACH               ------------------------------------------------
          REPORTING            9     SOLE DISPOSITIVE POWER      639,292
           PERSON
            WITH:              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER    24,308


-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    663,600



--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         9.5%



--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See instructions)*               IN



--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER.

Common Stock, $.01 par value per share, of Horizon Health Corporation, a Delaware corporation.

Horizon Health Corporation
1500 Waters Ridge Drive
Lewisville, TX 75057-6011

ITEM 2.  IDENTITY AND BACKGROUND.

(a)      Howard B. Finkel
(b)      768 Chimney Creek
         Golden, CO 80401
(c) The Reporting Person was the former Chief Executive Officer of Specialty Healthcare
         Management, Inc.  He is currently retired.
(d)      None
(e)      None
(f)      U.S.A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares of the Issuer reported herein were acquired in a share exchange transaction, pursuant to that certain Share Exchange Reorganization Agreement dated as of April 25, 1997, by and among the Issuer, Specialty Healthcare Management, Inc., a Delaware corporation ("Specialty"), and the stockholders of Specialty, as amended by an amendment dated as of July 2, 1997 (the "Share Exchange Agreement"). In such share exchange, the Issuer acquired all of the outstanding capital stock of Specialty in exchange for an aggregate of 1,400,000 shares of Common Stock of the Issuer. Pursuant to the Share Exchange Agreement, the Reporting Person conveyed 4,500 shares of common stock, $.01 par value per share, of Specialty to the Issuer in exchange for 663,600 shares of Common Stock of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the acquisition of the Issuer Common Stock of the Reporting Person as reported herein is described in Item 3 of this Schedule, which description is incorporated by reference into this Item 4.

(a) Pursuant to a Registration Rights Agreement signed at closing under the Share Exchange Agreement, and on the terms and subject to the conditions stated in such Registration Rights Agreement, the Issuer has agreed to register for resale all of the 1,400,000 shares of Issuer Common Stock issued in the share exchange pursuant to the Share Exchange Agreement, including, without limitation, the 663,600 shares issued to the Reporting Person as reported herein. Subject to certain terms and conditions, it is expected that such registration statement will be filed with the Securities and Exchange Commission as soon as practicable on or after October 21, 1997. The Reporting Person has not yet determined the number of his shares of Issuer Common Stock reported herein which he intends to sell pursuant to such registration statement.
(b)      None
(c)      None
(d) Pursuant to the Share Exchange Agreement, the Reporting Person has been elected to the Board of Directors of the Issuer. Otherwise, none.
(e)      None
(f)      None
(g)      None
(h)      None
(i)      None
(j)      None

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) At the date of this Schedule, (i) the Reporting Person is the beneficial owner of 663,600 shares of Common Stock, $.01 par value per share, of the Issuer, and (ii) such shares represent approximately 9.5% of the issued and outstanding shares of the Issuer's Common Stock.
(b) The Reporting Person currently has sole power to vote all 663,600 shares, but 24,308 of such shares are held in escrow by the Issuer pursuant to that certain Post-Closing Escrow Agreement (the "Escrow Agreement") dated August 11, 1997, entered into between the Issuer, the Reporting Person and other parties in connection with certain post-closing indemnification obligations of the Reporting Person and such other parties pursuant to the Share Exchange Agreement, which Escrow Agreement limits the Reporting Person's power of disposition with respect to such escrowed shares during the escrow period.
(c)      None
(d) As stated in Item 5(b) above, 24,308 shares reported herein are held in escrow by the Issuer pursuant to the terms of the Escrow Agreement.
(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to the Share Exchange Agreement, the Issuer has agreed that it shall use its best efforts to cause the Reporting Person to be nominated and elected as a member of the Board of Directors of the Issuer so long as the Reporting Person beneficially owns 5% or more of the outstanding shares of Common Stock of the Issuer as determined on a fully-diluted basis. Pursuant to the terms of the Escrow Agreement, up to 24,308 shares of the Reporting Person are subject to possible claim by the Issuer until February 11, 1998. See Item 4(a) of this Schedule for a discussion of certain registration rights of the Reporting Person.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The following documents are filed as exhibits to this Schedule:

1. Share Exchange Reorganization Agreement dated as of April 25, 1997, among the Issuer, the Reporting Person, John Harrison, Larry Reiff, Argentum Capital Partners, L.P., Denise Dailey, Ken Dorman, G. Phillip Woellner, Michael S. McCarthy, and Specialty, as amended by a First Amendment to Share Exchange Reorganization Agreement dated as of July 2, 1997 (incorporated herein by reference to Appendix A to the definitive Proxy Statement filed with the Commission by the Issuer on July 11, 1997, relating to a Special Meeting of Stockholders of the Issuer held on August 11, 1997).

2. Post-Closing Escrow Agreement dated as of August 11, 1997 by and among the Issuer and the Reporting Person, individually and as agent and attorney-in-fact for other persons named therein (filed herewith).

3. Registration Rights Agreement dated as of August 11, 1997 by and among the Issuer and the Reporting Person, John Harrison, Larry Reiff, Argentum Capital Partners, L.P., Denise Dailey, Ken Dorman, G. Phillip Woellner, Michael S. McCarthy and NME Management Services, Inc., a Delaware corporation (filed herewith).

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date      8/15/97                        /s/ Howard B. Finkel
     --------------------                -------------------------------
                                         Signature


                                         Howard B. Finkel
                                         -------------------------------
                                         Name/Title

                               INDEX TO EXHIBITS

1. Share Exchange Reorganization Agreement dated as of April 25, 1997, among the Issuer, the Reporting Person, John Harrison, Larry Reiff, Argentum Capital Partners, L.P., Denise Dailey, Ken Dorman, G. Phillip Woellner, Michael S. McCarthy, and Specialty, as amended by a First Amendment to Share Exchange Reorganization Agreement dated as of July 2, 1997 (incorporated herein by reference to Appendix A to the definitive Proxy Statement filed with the Commission by the Issuer on July 11, 1997, relating to a Special Meeting of Stockholders of the Issuer held on August 11, 1997).

2. Post-Closing Escrow Agreement dated as of August 11, 1997 by and among the Issuer and the Reporting Person, individually and as agent and attorney-in-fact for the other persons named therein (filed herewith).

3. Registration Rights Agreement dated as of August 11, 1997 by and among the Issuer and the Reporting Person, John Harrison, Larry Reiff, Argentum Capital Partners, L.P., Denise Dailey, Ken Dorman, G. Phillip Woellner, Michael S. McCarthy and NME Management Services, Inc., a Delaware corporation (filed herewith).